UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 25, 2020

Commission File Number: 1-14642

ING Groep N.V.

(Translation of registrant’s name into English)

Bijlmerdreef 106

1102 CT Amsterdam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

This Report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form S-8 (Files Nos. 333-215535, 333-172921, 333-172920, 333-172919, 333-168020, 333-165591, 333-158155, 333-158154, 333-149631, 333-137354, 333-125075, 333-108833, 333-81564 and 333-92220) of ING Groep N.V. and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amended Articles of Association of ING Groep N.V., dated May 6, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ K.I.D. Tuinstra
	Name:	K.I.D. Tuinstra
	Title:	Authorized Signatory

By:	/s/ Diederik Van Impe
	Name:	Diederik Van Impe
	Title:	Authorized Signatory

Dated: August 25, 2020